SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 BITSTREAM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   091736 10 8
                                   -----------
                                 (CUSIP Number)

                               Paul A. Gajer, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 13, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of " 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 091736 10 8                 13D                 Page 2 of 7 Pages
================================================================================
 1        NAME OF REPORTING PERSONS

                                   Gesfid S.A.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

                                                   None
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)    G

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION                       Switzerland

--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                           913,161 shares                              12.0%
 Number of           -----------------------------------------------------------
   Shares            8     SHARED VOTING POWER
Beneficially         -----------------------------------------------------------
  Owned By           9     SOLE DISPOSITIVE POWER
   Each                    913,161 shares                              12.0%
 Reporting           -----------------------------------------------------------
  Person             10    SHARED DISPOSITIVE POWER
   With
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           913,161 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      12.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                                                         CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         CUSIP No. 091736 10 8           13D              Page 3 of 7 Pages
================================================================================
 1        NAME OF REPORTING PERSONS

                                                      Antonio Saladino

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY
--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*
                                                   None
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)    G
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION        Switzerland
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                           913,161 shares                              12.0%
 Number of           -----------------------------------------------------------
   Shares            8     SHARED VOTING POWER
Beneficially         -----------------------------------------------------------
  Owned By           9     SOLE DISPOSITIVE POWER
   Each                    913,161 shares                              12.0%
 Reporting           -----------------------------------------------------------
  Person             10    SHARED DISPOSITIVE POWER
   With
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           913,161 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      12.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                                                         IN
================================================================================
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         This statement, dated December 15, 1999, constitutes Amendment No. 1 to the Schedule 13D dated December 10, 1999 (the "Schedule"), regarding the Reporting Persons' ownership of the Common Stock of Bitstream Inc., a Delaware corporation ("Bitstream").

         Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule.

         This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 4.  PURPOSE OF TRANSACTION

         On December 13, 1999, December 14, 1999 and December 15, 1999, the Reporting Persons sold shares of Common Stock in a series of open market transactions.

         The Reporting Persons may sell additional shares of Common Stock from time to time in open market or in privately negotiated transactions. In addition, the Reporting Persons may take other actions with respect to the shares of Common Stock. All of the transactions with respect to the shares of Common Stock may be effected from time to time based upon the capital requirements of any of the Reporting Persons and the market price of the shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The following list sets forth the aggregate number and percentage (based on 7,397,049 shares of Common Stock shares of Common Stock outstanding plus such number of warrants included in the Reporting Persons' beneficial ownership) of outstanding shares of Common Stock owned beneficially by the Reporting Persons, as of December 1, 1999:

                              Shares of                    Percentage of Shares
                            Common Stock                      of Common Stock
Name                     Beneficially Owned                 Beneficially Owned
----                     ------------------                 ------------------
Gesfid S.A.                913,161 shares                          12.0%
Antonio Saladino           913,161 shares                          12.0%

         (b) The Reporting Persons have sole power to vote and dispose of 913,161 shares of Common Stock (which amount includes warrants to purchase an aggregate of 228,886 shares of Common Stock), representing approximately 12.0% of the outstanding Common Stock.

         (c) The following is a description of all transactions in shares of Common Stock by the reporting person effected from December 10, 1999 through December 15, 1999, inclusive.


                                                                 Number of Shares
Name of Shareholder                Date of Disposition       Beneficially Disposed of         Price per Share
-------------------                -------------------       ------------------------         ---------------
Gesfid S.A.                        December 13, 1999                  50,000                      $7.2182
Gesfid S.A.                        December 13, 1999                  15,600                      $7.125
Gesfid S.A.                        December 14, 1999                  50,000                      $5.6394
Gesfid S.A.                        December 14, 1999                  14,000                      $5.9844
Gesfid S.A.                        December 15, 1999                  50,000                      $7.6123
Gesfid S.A.                        December 15, 1999                  50,000                      $7.311
Gesfid S.A.                        December 15, 1999                  50,000                      $7.8532
Gesfid S.A.                        December 15, 1999                  50,000                      $6.1247
Gesfid S.A.                        December 15, 1999                  50,000                      $7.1731
Gesfid S.A.                        December 15, 1999                  40,900                      $7.509


         (d) Not Applicable.

         (e) Not Applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1999

                          GESFID, S.A.

                          By: /s/ Giovanni Saladino
                              -----------------------------
                                   Name: Giovanni Saladino
                                   Title: Director of the Executive Board

                          By: /s/ Antonio Berti
                              -----------------------------
                                   Name: Antonio Berti
                                   Title: Member of the Executive Board

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1999

                             /s/ Antonio Saladino
                             ----------------------------
                                ANTONIO SALADINO